Schering AG returns LEVULAN(R) marketing and development rights to DUSA Pharmaceuticals

Berlin, June 7, 2002 - Schering AG, Germany, (FSE: SCH, NYSE: SHR) issued a letter of termination in accordance with the marketing, supply and development agreement on LEVULAN(R) PDT to DUSA Pharmaceuticals(NASDAQ:
DUSA) today and is entering into discussions with DUSA concerning the return of the rights. As a result of the termination, the marketing and development rights for LEVULAN(R) Photodynamic Therapy (PDT) System will revert to DUSA Pharmaceuticals, who developed the product. LEVULAN(R) PDT, a photodynamic therapy for the treatment of non-hyperkeratotic actinic keratoses (AKs) of the face or scalp, was first marketed in late 2000 through Schering's US affiliate, Berlex Laboratories, Inc. in the US.

Berlex will work with DUSA to ensure a smooth transition of marketing responsibilities. During the 12-month transition period, Berlex will continue to sell LEVULAN(R), although the parties will discuss the feasibility of an earlier transfer date. LEVULAN(R) PDT patients and their physicians should see no interruption in the availability of the product.

"Although LEVULAN(R) PDT therapy is an interesting and effective technology," said Claus Zieler, Head of Dermatology at Schering, "we will be concentrating our resources behind very promising developmental projects for such diseases as rosacea, psoriasis and atopic dermatitis."

Schering is continuing to expand its global presence in the US dermatology market. In May 2001, Berlex launched Finevin(TM), a treatment for acne. In 2003, Berlex anticipates a product launch in the area of rosacea. In addition, the Schering Group product portfolio is progressing in the US allowing for a product stream for the mid- and longterm.

Today, Schering offers worldwide a broad spectrum of dermatological therapeutics for the treatment of eczema and atopic dermatitis, psoriasis, acne, mycosis and haemorrhoids. In November 2001, Schering AG, Germany, acquired worldwide rights to develop and market the innovative compound ABT-281, a non-steroidal, topical immunosuppressant currently in pre-clinical development for atopic dermatitis. Schering's worldwide sales in dermatology reached EUR 227 million in 2001.


Schering AG, Germany, is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG, Germany, aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG, Germany, is securing a promising product pipeline. Using new ideas, Schering AG, Germany, aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

Your contacts at Corporate Communication:
Business Communication: Oliver Renner , Tel.: +49-30-468 124 31, oliver.renner@schering.de
Pharma Communication: Dr Claudia Schmitt, Tel.: +49-30-468 158 05, claudia.schmitt@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de

Your contacts in the US:
Media Relations: Kimberley Jordan, Tel +1-973-487-2592, kimberley_jordan@berlex.com
Media Relations: Rich Salem, Tel: +1-973-487 2371, richard_salem@berlex.com Media Relations: Jane Kramer, Tel: +1-973-487 2246, jane_kramer@berlex.com Investor Relations: Joanne Marion, Tel: 001 973 487-2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng